                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b)(c) AND (d) AND
               AMENDMENTS THERETO FILE PURSUANT TO RULE 13d-2(b)
                             (Amendment No. _____)*
                          Tuesday Morning Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)
                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  899035 50 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 April 21, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /   Rule 13d-1(b)
         / /   Rule 13d-1(c)
         /X/   Rule 13d-1(d)

------------------------

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

CUSIP No.  ____899035 50 5____                                 Page 2 of 8 Pages

------------------------------------------------------------------------------------------------------
 (1)  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Madison Dearborn Capital Partners II, L.P.
------------------------------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member         (a)   / /
      of a Group (See Instructions)                 (b)   /X/

------------------------------------------------------------------------------------------------------
 (3)  Sec Use Only

------------------------------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each         (5)   Sole Voting Power
Reporting Person With:

                                                          -0-
                                                    -------------------------------------------------
                                                    (6)   Shared Voting Power

                                                          27,963,527 (See Item 4)
                                                    -------------------------------------------------
                                                    (7)   Sole Dispositive Power

                                                          -0-
                                                    -------------------------------------------------
                                                    (8)   Shared Dispositive Power

                                                          27,963,527 (See Item 4)
------------------------------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

      27,963,527 (See Item 4)
------------------------------------------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  / /

------------------------------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row (9)

      70.3%
------------------------------------------------------------------------------------------------------
(12)  Type of Reporting Person (See Instructions)

      PN
------------------------------------------------------------------------------------------------------

CUSIP No.  ____899035 50 5____                                       Page 3 of 8

------------------------------------------------------------------------------------------------------
 (1)  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Madison Dearborn Partners II, L.P.
------------------------------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member         (a)   / /
      of a Group (See Instructions)                 (b)   /X/

------------------------------------------------------------------------------------------------------
 (3)  Sec Use Only

------------------------------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each         (5)   Sole Voting Power
Reporting Person With:

                                                          -0-
                                                    -------------------------------------------------
                                                    (6)   Shared Voting Power

                                                          27,963,527 (See Item 4)
                                                    -------------------------------------------------
                                                    (7)   Sole Dispositive Power

                                                          -0-
                                                    -------------------------------------------------
                                                    (8)   Shared Dispositive Power

                                                          27,963,527 (See Item 4)
------------------------------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

      27,963,527 (See Item 4)
------------------------------------------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  / /

------------------------------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row (9)

      70.3%
------------------------------------------------------------------------------------------------------
(12)  Type of Reporting Person (See Instructions)

      PN
------------------------------------------------------------------------------------------------------

CUSIP No.  ____899035 50 5____                                       Page 4 of 8

------------------------------------------------------------------------------------------------------
 (1)  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Madison Dearborn Partners, Inc.
------------------------------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member         (a)   / /
      of a Group (See Instructions)                 (b)   /X/

------------------------------------------------------------------------------------------------------
 (3)  Sec Use Only

------------------------------------------------------------------------------------------------------
 (4)  Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each         (5)   Sole Voting Power
Reporting Person With:

                                                          -0-
                                                    -------------------------------------------------
                                                    (6)   Shared Voting Power

                                                          27,963,527 (See Item 4)
                                                    -------------------------------------------------
                                                    (7)   Sole Dispositive Power

                                                          -0-
                                                    -------------------------------------------------
                                                    (8)   Shared Dispositive Power

                                                          27,963,527 (See Item 4)
------------------------------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

      27,963,527 (See Item 4)
------------------------------------------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  / /

------------------------------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row (9)

      70.3%
------------------------------------------------------------------------------------------------------
(12)  Type of Reporting Person (See Instructions)

      CO
------------------------------------------------------------------------------------------------------

ITEM 1.

      (a)  Name of Issuer

           Tuesday Morning Corporation
           ---------------------------------------------------------------------------------
      (b)  Address of Issuer's Principal Executive Offices

           14621 Inwood Road
           Addison, Texas 75001
           ---------------------------------------------------------------------------------

ITEM 2.

      (a)  Name of Person Filing

           This Schedule 13G is being jointly filed by each of the following persons pursuant to
           Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:
           Madison Dearborn Capital Partners II, L.P.,
           Madison Dearborn Partners II, L.P.,
           Madison Dearborn Partners, Inc.,
           or collectively, the "Reporting Persons." The Reporting Persons have entered into a Joint Filing
           Agreement, a copy of which is filed with this Schedule 13G as EXHIBIT A, pursuant to which the
           Reporting Persons have agreed to file this statement jointly in accordance with the provisions of
           Rule 13d-1(k)(1) under the Act.
           The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.
           ---------------------------------------------------------------------------------
      (b)  Address of Principal Business Office or, if none, Residence

           The address of the principal business office of each of the Reporting Persons is
           Three First National Plaza, Suite 3800, Chicago, Illinois 60602.
           ---------------------------------------------------------------------------------
      (c)  Citizenship

           Each of the Reporting Persons is an entity organized under the laws of the State of Delaware.
           ---------------------------------------------------------------------------------
      (d)  Title of Class of Securities

           Common Stock, par value $0.01 per share
           ---------------------------------------------------------------------------------
      (e)  CUSIP Number

           899035 50 5
           ---------------------------------------------------------------------------------

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)  / /      Broker or Dealer registered under Section 15 of the Act

      (b)  / /      Bank as defined in section 3(a)(6) of the Act

      (c)  / /      Insurance Company as defined in section 3(a)(19) of the Act

      (d)  / /      Investment Company registered under section 8 of the
                    Investment Company Act of 1940

      (e)  / /      Investment Adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E)

      (f)  / /      Employee Benefit Plan or Endowment Fund in accordance with
                    Section 240.13d-1(b)(1)(ii)(F)

      (g)  / /      Parent Holding Company or control person in accordance with
                    Section 240.13d-1(b)(1)(ii)(G)

      (h)  / /      Savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act

      (i)  / /      Church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act of 1940

      (j)  / /      Group, in accordance with Section 230.13d-1(b)(1)(ii)(J)

    This Schedule is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c) and, therefore, none of the above are applicable.

ITEM 4. OWNERSHIP

      (a)  Amount beneficially owned:

                      Madison Dearborn Capital Partners II, L.P. ("MDCP II") directly owns 27,963,527 shares of Common Stock of the Company. Thus, MDCP II beneficially owns 27,963,527 shares of
                      Common Stock of the Issuer.
                      MDCP II is managed by its general partner, Madison Dearborn Partners II, L.P. ("MDP
                      II"). Dispositive and voting power of securities owned by MDCP II is shared at MDP II by an advisory committee of limited partners of MDP II and by the general partner of
                      MDP II, Madison Dearborn Partners, Inc. ("MDP INC."). For purposes of Rule 13d-3 of the
                      Act, MDP II and MDP Inc. may be deemed to have shared voting and dispositive power with respect to the 27,963,527 shares of Common Stock of the Issuer beneficially owned by
                      MDCP II.
                      The Reporting Persons may be deemed to constitute a "group" for purposes of Section
                      13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.
                      ------------------------------------------------------------------------

      (b)  Percent of class:

                      70.3%. All ownership percentages of the securities reported herein are based upon
                      39,747,353 shares of Common Stock outstanding as of October 31, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange
                      Commission on November 9, 2001, for the fiscal quarter ended September 30, 2001.
                      ------------------------------------------------------------------------
      (c)  Number of shares as to which the person has:
           (i)        Sole power to vote or to direct the vote

                      -0-
                      ------------------------------------------------------------------------
           (ii)       Shared power to vote or to direct the vote

                      27,963,527
                      ------------------------------------------------------------------------
           (iii)      Sole power to dispose or to direct the disposition of

                      -0-
                      ------------------------------------------------------------------------
           (iv)       Shared power to dispose or to direct the disposition of

                      27,963,527
                      ------------------------------------------------------------------------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following   / /.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    See response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

    Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

    Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

    Not applicable.

ITEM 10.  CERTIFICATIONS:

    Not applicable.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

                                       MADISON DEARBORN CAPITAL PARTNERS II, L.P.

                                       By:  Madison Dearborn Partners II, L.P.
                                       Its: General Partner

                                       By:  Madison Dearborn Partners, Inc.
                                       Its: General Partner

                                       By:  /s/ BENJAMIN D. CHERESKIN
                                            ---------------------------------------------
                                            Benjamin D. Chereskin, Managing Director

                                       MADISON DEARBORN PARTNERS II, L.P.

                                       By:  Madison Dearborn Partners, Inc.
                                       Its: General Partner

                                       By:  /s/ BENJAMIN D. CHERESKIN
                                            ---------------------------------------------
                                            Benjamin D. Chereskin, Managing Director

                                       MADISON DEARBORN PARTNERS, INC.

                                       By:  /s/ BENJAMIN D. CHERESKIN
                                            ---------------------------------------------
                                            Benjamin D. Chereskin, Managing Director

                                                                       EXHIBIT A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

    (1) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

    (2) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2002

                                       MADISON DEARBORN CAPITAL PARTNERS II, L.P.

                                       By:  Madison Dearborn Partners II, L.P.
                                       Its: General Partner

                                       By:  Madison Dearborn Partners, Inc.
                                       Its: General Partner

                                       By:  /s/ BENJAMIN D. CHERESKIN
                                            ---------------------------------------------
                                            Benjamin D. Chereskin, Managing Director

                                       MADISON DEARBORN PARTNERS II, L.P.

                                       By:  Madison Dearborn Partners, Inc.
                                       Its: General Partner

                                       By:  /s/ BENJAMIN D. CHERESKIN
                                            ---------------------------------------------
                                            Benjamin D. Chereskin, Managing Director

                                       MADISON DEARBORN PARTNERS, INC.

                                       By:  /s/ BENJAMIN D. CHERESKIN
                                            ---------------------------------------------
                                            Benjamin D. Chereskin, Managing Director